# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Teucrium Commodity Trust, CIK 0001471824
CUSIP: 88166A102
Title of class of securities: Fractional undivided beneficial interests
Address of issuer's principal executive offices: THREE MAIN STREET, SUITE 215, BURLINGTON, Vermont (VT), 05401
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001437749-24-002965
Filed by CIK 0001622148

## Reporting persons
- HIGHLAND GLOBAL ALLOCATION FUND: type of reporting person: investment company (IV); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEXPOINT ASSET MANAGEMENT, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- DONDERO JAMES D: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Teucrium Commodity Trust
Address of issuer's principal executive offices: THREE MAIN STREET, SUITE 215, BURLINGTON, VERMONT, 05401.

## Item 2. Person Filing
Name of person filing:
Highland Global Allocation Fund
NexPoint Asset Management, L.P.
James D. Dondero
Address of principal business office or, if none, residence:
300 Crescent Court, Suite 700
Dallas, Texas 75201
Citizenship:
Highland Global Allocation Fund is a Massachusetts closed-ended investment company.
NexPoint Asset Management, L.P., is Delaware limited partnership.
James D. Dondero is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Highland Global Allocation Fund: 0 shares
NexPoint Asset Management, L.P. 0 shares
James D. Dondero: 0 shares
Percent of class:
Highland Global Allocation Fund: 0%
NexPoint Asset Management, L.P.: 0%
James D. Dondero: 0%
Sole power to vote or to direct the vote:
Highland Global Allocation Fund: 0 shares
NexPoint Asset Management, L.P. 0 shares
James D. Dondero: 0 shares
Shared power to vote or to direct the vote:
Highland Global Allocation Fund: 0 shares
NexPoint Asset Management, L.P.: 0 shares
James D. Dondero: 0 shares
Sole power to dispose or to direct the disposition:
Highland Global Allocation Fund: 0 shares
NexPoint Asset Management, L.P. 0 shares
James D. Dondero: 0 shares
Shared power to dispose or to direct the disposition:
Highland Global Allocation Fund: 0 shares
NexPoint Asset Management, L.P.: 0 shares
James D. Dondero: 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- HIGHLAND GLOBAL ALLOCATION FUND: /s/ Stephanie Vitiello, Chief Compliance Officer (11/14/2025)
- NEXPOINT ASSET MANAGEMENT, L.P.: /s/ James D. Dondero, Sole Member of its General Partner (11/14/2025)
- DONDERO JAMES D: /s/ James D. Dondero, James D. Dondero (11/14/2025)